FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding filing Form 20-F of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on April 25, 2019.

To: Business Editor April 25, 2019
(For immediate release)

HUANENG POWER INTERNATIONAL, INC.
ANNOUNCEMENT ON FILING OF FORM 20-F

(Beijing, China, April 25, 2019) Huaneng Power International, Inc. (“HPI”, or the “Company”) (NYSE: HNP; HKEx: 902; SSE: 600011) today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission on April 16, 2018 and has uploaded such annual report on Form 20-F to the Company’s website at http://www.hpi.com.cn on April 24, 2019. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

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About Huaneng Power International, Inc.
Huaneng Power International, Inc. is one of China's largest listed power producers with controlled generation capacity of 105,973MW and equity-based generation capacity of 93,225MW. The power plants of the Company are located in 26 provinces, autonomous regions and municipalities in China. The Company also has a wholly-owned power company in Singapore.
For enquiries, please contact:
Huaneng Power International, Inc.
Ms. MENG Jing / Ms. ZHAO Lin
Tel:          (8610) 6608 6765 / 6322 6596
Fax:          (8610) 6322 6888
Email: zqb@hpi.com.cn

Wonderful Sky Financial Group Limited
Ms. Crystal Hua / Ms. Amber Cheng
Tel:           (852) 3970 2155 / (852) 3641 1332
Fax:           (852) 3102 0210
Email: po@wsfg.hk / crystalhuay@wsfg.hk / amberchengl@wsfg.hk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name:          Huang Chaoquan
Title:          Company Secretary

Date:     April 25, 2019